

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 21, 2022

Prasad Gundumogula
Chief Executive Officer
Mondee Holdings, Inc.
10800 Pecan Park Blvd., Suite 315
Austin, Texas 78750

> **Re: Mondee Holdings, Inc.**
> **Registration Statement on Form S-1**
> **Filed November 7, 2022**
> **File No. 333-268198**

Dear Prasad Gundumogula:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

General

1. With respect to a portion of the securities being registered on this registration statement, we note that you are registering the <u>primary</u> issuance of your common stock upon the exercise of outstanding, privately placed warrants. Please provide your analysis as to why you believe you are eligible to register the primary issuance of the underlying common stock to private placement purchasers as these shares appear to have been offered privately. Alternatively, please revise to clarify, if true, that any "primary issuance" of your common stock would be exclusively to third parties which did not purchase the privately placed warrants from you in the private placement that closed on September 29, 2022. For guidance, refer to Securities Act Sections Compliance and Disclosure Interpretations 134.02.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Timothy S. Levenberg, Special Counsel, at (202) 551-3707 or Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3642 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Michael Lee, Esq. of Reed Smith LLP